TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD REPORTS SECOND QUARTER 2021 RESULTS

All monetary amounts are expressed in U.S. dollars, unless otherwise indicated.

For more information, refer to the management discussion and analysis ("MD&A") and unaudited consolidated interim financial statements as at and for the three and six months ended June 30, 2021.

Toronto, Ontario, August 4, 2021 - IAMGOLD Corporation ("IAMGOLD" or the "Company") reports its consolidated financial and operating results for the second quarter ended June 30, 2021. Updated production and costs guidance were disclosed on July 22, 2021. Key highlights of operating performance and financial results include:

($ millions, except where noted)	Q2 2021	Q1 2021	Q2 2020
Revenues	$265.6	$297.4	$284.6
Gross profit	$27.9	$44.2	$56.3
EBITDA[1]	$87.0	$113.8	$105.7
Adjusted EBITDA[1]	$84.8	$100.1	$102.5
Net earnings (loss) attributable to equity holders	$(4.5)	$19.5	$25.5
Net earnings (loss) per share attributable to equity holders	$(0.01)	$0.04	$0.05
Adjusted net earnings (loss) attributable to equity holders[1]	$(3.6)	$6.2	$20.1
Adjusted net earnings (loss) per share attributable to equity holders[1]	$(0.01)	$0.01	$0.04
Net cash from operating activities	$37.3	$101.7	$72.4
Net cash from operating activities before changes in working capital[1]	$54.9	$82.5	$79.0
Mine-site free cash flow[1]	$1.9	$89.5	$53.0
Capital expenditures - sustaining	$23.9	$13.7	$20.4
Capital expenditures - expansion	$128.4	$88.8	$37.8
Cash, cash equivalents and short-term investments	$829.8	$967.8	$838.1
Long-term debt	$456.5	$466.7	$411.0
Available credit facility	$498.2	$498.2	$499.6

1 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

Gordon Stothart, President and CEO of IAMGOLD commented, "The second quarter of 2021 was challenging primarily because production from our Rosebel mine was unexpectedly adversely affected by unusually heavy rains and an increase in COVID-19 cases in Suriname, in addition to difficult industrial relations. Essakane continued to perform strongly and we were able to finalize a new three-year collective labour agreement with our unionized employees. Westwood underground mining recommenced in the East Zone, albeit at a more tempered pace in order to accommodate enhanced safety measures in keeping with our safety-first culture. We also disclosed an increase in estimated project costs at Côté Gold, which remains on track for commercial production in the second half of 2023. As noted in our updated guidance, previously disclosed on July 22, 2021, we expect continued strong performance from Essakane in the second half of the year, while we work to recover from the headwinds at Rosebel and Westwood. We expect to disclose an initial resource at Gosselin in the fourth quarter of 2021."

COMPANY UPDATES

Environmental, Social and Governance

• DART2 and TRI2 frequency rates were 0.35 and 0.70, respectively, in the second quarter 2021, with a decrease of 0.11 and an increase of 0.03, respectively, from the first quarter 2021. Côté Gold has achieved over 2 million hours without a lost time injury.

• There was an increase in COVID-19 cases in Suriname and at Rosebel. Mandatory antigen testing is now in place. The previously implemented protocols across operations and offices globally remain in place and there have been no other material impacts at our other operations, development projects or exploration sites during the second quarter.

• At Rosebel, the project funded by Rosebel Community Fund and the Government of Suriname to install solar LED street lights for public security, electrification and potable water supplies in communities around Rosebel and Saramacca, is estimated to be completed in the first quarter 2022.

• IAMGOLD placed 44th across all corporate sectors and 8th out of 122 companies in the mining sector on the Corporate Knights Best 50 list, which recognizes leading Canadian corporate citizens.

OPERATING PERFORMANCE AND FINANCIAL POSITION

	Q2 2021	YTD 2021	YTD 2020
Gold production - attributable (000s oz)	139	295	325
Gold sales - attributable (000s oz)	135	288	312
Average realized gold price ($/oz)	$1,800	$1,788	$1,663
Mine-site free cash flow[1] ($ million)	$1.9	$91.4	$65.5

1 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

• Cash, cash equivalents and short-term investments totaled $829.8 million and available liquidity totaled $1.3 billion at June 30, 2021. On the basis of current assumptions and guidance and based on currently available information, the Company expects to have adequate financial capacity to implement near-term operational plans and finance the ongoing development of Côté Gold.

• In the second quarter, the Company entered into gold sale prepayment arrangements at a weighted average cost of 4.45% per annum in respect of 150,000 gold ounces. These arrangements have an average forward contract price of $1,753 per ounce on 50,000 gold ounces and a collar range of $1,700 to $2,100 per ounce on 100,000 gold ounces. This will result in a total prepayment to the Company of $236 million over the course of 2022 and the requirement on the part of the Company to physically deliver such 150,000 ounces over the course of 2024. These transactions have the effect of rolling the Company's 2019 prepayment arrangement on 150,000 gold ounces from 2022 to 2024, which is after the completion of the construction of Côté Gold.

OPERATIONS AND PROJECTS

Essakane District, Burkina Faso - Essakane Mine (IAMGOLD interest - 90%)1

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined (000s t)	3,559	4,435	3,817	7,994	7,770
Waste mined (000s t)	11,730	10,437	8,079	22,167	19,329
Material mined (000s t) - total	15,289	14,872	11,896	30,161	27,099
Strip ratio[2]	3.3	2.4	2.1	2.8	2.5
Ore milled (000s t)	3,169	3,189	2,929	6,358	6,159
Head grade (g/t)	1.44	1.34	1.11	1.40	1.05
Recovery (%)	81	82	89	81	89
Gold production (000s oz) - 100%	118	113	93	231	186
Gold production (000s oz) - attributable 90%	106	102	83	208	167
Gold sales (000s oz) - 100%	115	114	89	229	172
Average realized gold price[3] ($/oz)	$1,801	$1,793	$1,728	$1,795	$1,668
Financial Results ($ millions)[1]
Revenue[4]	$208.2	$204.1	$154.1	$412.3	$286.6
Operating costs	(92.3)	(96.7)	(77.3)	(189.0)	(145.7)
Royalties	(10.5)	(10.1)	(8.0)	(20.6)	(15.0)
Cash costs[3]	$(102.8)	$(106.8)	$(85.3)	$(209.6)	$(160.7)
Other mine costs	(6.6)	(7.0)	(10.8)	(13.6)	(15.5)
Cost of sales[4]	$(109.4)	$(113.8)	$(96.1)	$(223.2)	$(176.2)
Sustaining capital expenditures	(11.3)	(5.4)	(8.9)	(16.7)	(14.5)
Prior period operating costs	-	-	6.2	-	6.2
Other costs[5]	(1.7)	(1.7)	(1.3)	(3.4)	(2.6)
All-in sustaining costs[3]	$(122.4)	$(120.9)	$(100.1)	$(243.3)	$(187.1)
Expansion capital expenditures[6]	(18.6)	(14.5)	(12.8)	(33.1)	(39.1)
Performance Measures[7]
Cost of sales ($/oz sold)	$947	$999	$1,079	$973	$1,027
Cash costs[3] ($/oz sold)	$890	$938	$958	$913	$936
All-in sustaining costs[3] ($/oz sold)	$1,060	$1,061	$1,123	$1,061	$1,090

1 100% basis, unless otherwise stated.

2 Strip ratio is calculated as waste mined divided by ore mined.

3 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

4 As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.

5 Other costs include sustaining lease principal payments, environmental rehabilitation accretion and depletion, and prior period operating costs, partially offset by by-product credits.

6 Includes expansion capitalized stripping for the second quarter 2021 of $12.9 million (first quarter 2021 - $9.2 million, second quarter 2020 - $10.6 million) and YTD 2021 of $22.1 million (YTD 2020 - $29.6 million).

7 Cost of sales, cash costs and all-in sustaining costs per ounce sold may not calculate based on amounts presented in this table due to rounding.

Essakane continued to deliver strong results although there are ongoing challenges with gold recoveries in processing ore with high graphitic content. Attributable gold production of 106,000 ounces was 4% higher than in the prior quarter and 28% higher compared with the same prior year period, primarily due to higher head grades, partially offset by lower recoveries.

Mining activity of 15.3 million tonnes was higher, benefiting from increased operational efficiencies and modifications to the hauling fleet resulting in increased mine transport capacity and reduced downtime for maintenance. Increased coordination between the mine and the mill to manage feed rate and grade had a positive impact. The strip ratio of 3.3 was higher by 38% compared with the prior quarter and 57% compared to the same prior year period, as the site progressed on strategic pushbacks.

The site renewed its collective bargaining agreement in July 2021, which will be in effect for three years until June 30, 2024.

Outlook

An upward revision to attributable production guidance for Essakane of 390,000 to 400,000 ounces reflects the higher grades achieved in the first half of the year, which are expected to normalize in the second half. The mill feed is expected to be supplemented by ore stockpiles in the third quarter to offset the impact of seasonal rains. The Company expects to make a decision with respect to the proposed future heap leach operation in the first half of 2022. Capital expenditures are expected to be approximately $140 million in 2021 with higher capitalized stripping on strategic pushbacks expected in the second half of the year.

Bambouk District - Boto Gold Project, Senegal (IAMGOLD interest - 90%)

Capital expenditures for the Boto Gold Project in 2021 were budgeted at approximately $55 million for an early works package that includes a road providing permanent access to the site, engineering for critical plant equipment and sustainability programs targeted to promote cohesion with local communities and to ensure adequate environmental protections. The Company is assessing these activities and the capital expenditures and timing associated therewith as well as value enhancing opportunities for this project generally. Capital expenditures totaled $8.2 million in the second quarter and $22.7 million in the first half of 2021. Subsequent to the end of the second quarter, several contract workers tested positive for COVID-19 and remain under observation before being released into isolation. Testing and contact tracing has been undertaken and the situation is being monitored. At this time, the Company does not expect a material impact on project activities.

Abitibi District, Canada - Westwood Mine (IAMGOLD interest - 100%)

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined (000s t) - underground	14	-	96	14	207
Ore mined (000s t) - other sources	273	246	111	519	220
Ore mined (000s t) - total	287	246	207	533	427
Ore milled (000s t)	264	227	214	491	421
Head grade (g/t) - underground	4.50	-	5.39	4.50	5.54
Head grade (g/t) - other sources	0.74	1.09	1.12	0.91	1.03
Head grade (g/t) - total	0.92	1.09	3.07	1.00	3.27
Recovery (%)	93	93	94	93	94
Gold production (000s oz) - 100%	8	7	20	15	42
Gold sales (000s oz) - 100%	7	8	21	15	43
Average realized gold price[1] ($/oz)	$1,810	$1,785	$1,730	$1,795	$1,660
Financial Results ($ millions)
Revenue[2]	$12.2	$14.5	$36.0	$26.7	$72.0
Cash costs[1]	(13.8)	(9.1)	(20.5)	(22.9)	(45.1)
Other mine costs	(0.3)	(0.2)	(0.6)	(0.5)	(1.5)
Cost of sales[2]	$(14.1)	$(9.3)	$(21.1)	$(23.4)	$(46.6)
Sustaining capital expenditures	(2.1)	(0.4)	(2.5)	(2.5)	(4.9)
Other costs[3]	0.1	0.1	0.3	0.2	0.8
All-in sustaining costs[1]	$(16.1)	$(9.6)	$(23.3)	$(25.7)	$(50.7)
Expansion capital expenditures	(1.2)	(0.6)	(2.2)	(1.8)	(4.4)
Performance Measures[4]
Cost of sales ($/oz sold)	$2,100	$1,149	$1,020	$1,580	$1,093
Cash costs[1] ($/oz sold)	$2,056	$1,133	$998	$1,552	$1,060
All-in sustaining costs[1] ($/oz sold)	$2,412	$1,187	$1,133	$1,743	$1,189

1 This is a non-GAAP measure. See "Non-GAAP Performance Measures".

2 As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is shown net of depreciation expense.

3 Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

4 Cost of sales, cash costs and all-in sustaining costs per ounce sold may not calculate based on amounts presented in this table due to rounding.

Gold production in the second quarter of 8,000 ounces was 14% higher than in the prior quarter and 60% lower than in the same prior year period. An extensive evaluation of the mine and a business recovery plan for underground mining operations at Westwood has been in progress with a focus on safety following the seismic activity in the fourth quarter of 2020.

The Company initiated a staged recall of underground workers in the second quarter which has been slower than planned due to labour market conditions, with resources still required in the mining, milling and technical services areas. Additional recruiting and training is underway to achieve the workforce necessary to deliver the updated underground short-term production plan.

Underground operations in the East Zone recommenced in June 2021. The Company is experiencing slower productivity in underground mining activities than estimated. One of the major contributing factors is the implementation pace of the necessary enhanced safety measures in keeping with a safety-first culture, such as enhanced ground support recommended by a group of external experts, to safely access planned zones of extraction. In addition, also with a focus on safety, additional egresses in the planned zones of extraction will be constructed. Underground conditions in the West and Central Zones continue to remain under assessment. Based on information currently available, management expects that mining in these zones will resume in the first quarter of 2022.

In addition, initiatives to address harder ore being encountered in the Grand Duc open pit are continuing.

Outlook

Westwood's 2021 production guidance has been reduced to 35,000 to 45,000 ounces from 45,000 to 65,000 ounces due to the factors set out above. The impact of these factors on 2022 planning is also being assessed, see "Risks and Uncertainties" in the Company's Q2 2021 Management Discussion and Analysis. The Company's business recovery plan is ongoing and the operational resiliency plan is intended to ensure continued safe extraction activities. Development, rehabilitation and extraction activities are expected to ramp up in the second half of 2021. Capital expenditures are expected to be approximately $20 million, mostly related to deferred development and underground infrastructure. The Company is working on a short-term three year operating plan which it expects to complete prior to the end of 2021. In addition, the Company is continuing to evaluate this asset to identify the optimal path forward for the Company and the site workforce.

Côté Gold Project (IAMGOLD interest - 64.75%)

The Company today issued a separate news release update on the construction progress at Côté Gold.

The Project schedule remains on track for commercial production in the second half of 2023 and the Company expects to release an initial mineral resource estimate for the Gosselin zone in the fourth quarter of 2021.

Rosebel District, Suriname - Rosebel Mine (IAMGOLD interest - 95%)1

	Q2 2021	Q1 2021	Q2 2020	YTD 2021	YTD 2020
Key Operating Statistics
Ore mined[2] (000s t)	1,102	1,247	1,888	2,349	4,122
Waste mined[2] (000s t)	6,956	8,910	8,171	15,866	21,798
Material mined[2] (000s t) - total	8,058	10,157	10,059	18,215	25,920
Strip ratio[2,3]	6.3	7.1	4.3	6.8	5.3
Ore milled (000s t) - Rosebel	1,412	1,640	2,055	3,052	4,894
Ore milled[2] (000s t) - Saramacca	803	908	379	1,711	445
Ore milled[2] (000s t) - total	2,215	2,548	2,434	4,763	5,339
Head grade[2,4] (g/t)	0.52	0.79	0.82	0.68	0.79
Recovery[2] (%)	83	88	92	86	93
Gold production[2] (000s oz) - 100%	31	57	59	88	126
Gold production (000s oz) - attributable 95%	25	47	52	72	116
Gold sales (000s oz) - 100%	25	45	55	70	121
Average realized gold price[5] ($/oz)	$1,793	$1,752	$1,717	$1,765	$1,656
Financial Results ($ millions)[1]
Revenue[6]	$45.2	$78.8	$94.5	$124.0	$200.5
Operating costs	$(40.4)	$(50.1)	$(47.0)	$(90.5)	$(113.9)
Royalties	(3.9)	(5.5)	(5.4)	(9.4)	(11.7)
Cash costs[5,7]	$(44.3)	$(55.6)	$(52.4)	$(99.9)	$(125.6)
Other mine costs	(0.2)	(0.5)	(0.3)	(0.7)	(0.8)
Cost of sales[6]	$(44.5)	$(56.1)	$(52.7)	$(100.6)	$(126.4)
Sustaining capital expenditures	(10.5)	(7.6)	(8.9)	(18.1)	(15.7)
Other costs[8]	(1.4)	(1.6)	(1.4)	(3.0)	(3.4)
All-in sustaining costs[5]	$(56.4)	$(65.3)	$(63.0)	$(121.7)	$(145.5)
Expansion capital expenditures[9]	(15.7)	(10.8)	(6.7)	(26.5)	(20.4)
Performance Measures[10]
Cost of sales ($/oz sold)	$1,767	$1,244	$959	$1,432	$1,044
Cash costs[5] ($/oz sold)	$1,755	$1,235	$953	$1,421	$1,037
All-in sustaining costs[5] ($/oz sold)	$2,237	$1,450	$1,150	$1,732	$1,204

1 Rosebel at 100% and Saramacca at 70% from April 1, 2020, as included in the consolidated interim financial statements, unless otherwise stated.

2 Includes Saramacca at 100%.

3 Strip ratio is calculated as waste mined divided by ore mined.

4 Includes head grade / tonne for the second quarter 2021 related to the Rosebel concession of 0.48 g/t and the Saramacca concession of 0.58 g/t (first quarter 2021 - 0.62 g/t and 1.11 g/t respectively, second quarter 2020 - 0.70 g/t and 1.43 g/t respectively) and YTD 2021 of 0.55 g/t and 0.86 g/t respectively (YTD 2020 - 0.73 g/t and 1.42 g/t respectively).

5 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

6 As per note 28 of the consolidated interim financial statements for revenue and cost of sales. Cost of sales is net of depreciation expense.

7 Cash costs includes by-product credit.

8 Other costs include sustaining lease principal payments and environmental rehabilitation accretion and depletion, partially offset by by-product credits.

9 Includes expansion capitalized stripping for the second quarter 2021 of $7.6 million (first quarter 2021 - $7.3 million, second quarter 2020 - $1.6 million) and YTD 2021 of $14.9 million (YTD 2020 - $6.7 million).

10 Cost of sales, cash costs and all-in sustaining costs per ounce sold may not calculate based on amounts presented in this table due to rounding.

Attributable gold production in the second quarter of 25,000 ounces was lower by 47% compared with the prior quarter and 52% compared with the same prior year period for the reasons noted below.

COVID-19

There was a significant increase in COVID-19 cases in Suriname during the second quarter. The increase in cases and social impacts, including multiple lockdowns and a strained healthcare system, had a disruptive effect on the operations. Discontent with new lockdown rules and stricter health and safety measures led to a three day temporary blockade of the site by surrounding communities. Several mitigating controls have been put in place, including a mandatory antigen testing program, with all workers on the 14/7 work rotation being tested in an effort to reduce the impact on operations. Towards the end of the second quarter and into July, cases in Suriname have been decreasing. The additional 360 beds that have been added to the camp to safely accommodate the necessary workforce have now been commissioned. The Company also continues to engage with the surrounding communities.

Mining

The unusually severe rainy season continued in the second quarter and adversely impacted mine production restricting access to higher grade benches as the dewatering of pit bottoms could not keep pace with the heavy rain.

To improve production rates, the operation is focused on a number of activities which continue in the second half of 2021 based on pit development sequence. These activities are expected to re-establish and increase push back access in the second half of 2021, provide additional productive faces at Rosebel and increase the overall mined grade over the remainder of the year, albeit still below reserve grades. Conditions in the pits are being improved and the operation has met its updated production plan for July 2021.

In addition to ongoing improvements to the maintenance program, additional new mobile equipment is scheduled to arrive before the end of the year and is expected to improve equipment availability, loading and reduce reliance on higher-cost hauling contractors.

Processing

Rosebel provided 64% of the mill feed mostly from stockpiles at an average grade of 0.48 g/t and Saramacca provided 36% of the mill feed at an average grade of 0.58 g/t.

Mill performance in the quarter was adversely affected by lower grade and lower throughput for the reasons described above related to severe rain, as well as lower recovery due to the mechanical conditions of the gravity and leach/CIP circuits. Plant availability was also diminished by down-time as a result of deferring preventive maintenance activities in previous months due to the reduced workforce.

To address processing plant challenges, Rosebel has initiated an asset integrity program with multiple improvement initiatives to be run over the next 18 months and to debottleneck congested mill areas including the ongoing adsorption/desorption project, which is intended to improve efficiency of the carbon adsorption/desorption circuit.

Industrial relations, talent pool and other local impacts

In mid-May, the Company concluded a new collective labour agreement that will be in effect until August 2022. Production in the second quarter was adversely affected by difficult industrial relations during negotiations leading up to the agreement.

New personnel have been hired recently to focus on improved planning and preventive maintenance, including a new General Manager. Recruiting is in progress for several supervisory and training roles at the mine and mill.

Additional safety and security measures have been implemented to manage conflicts and safety incidents with local stakeholders. We continue to collaborate with a government task force and with local communities to reduce pit intrusions continued by small scale miners which have diminished productivity and restricted access to higher grade ore.

Saramacca project

Construction of required infrastructure is continuing with the infrastructure pad and sedimentation dams scheduled for completion in the fourth quarter 2021, and the west dump rock drain, dewatering wells and bypass road phase 2 scheduled for completion towards the end of the year and into 2022.

Outlook

Due to the above-mentioned factors including continued uncertainty related to COVID-19, Rosebel's 2021 attributable production guidance has been adjusted downward to 140,000 to 160,000 ounces from 220,000 to 245,000 ounces. The Company is continuing to assess what, if any, ongoing impacts these challenges may have on ore sequencing and 2022 production. Certain cost pressures are expected to persist in the second half of the year, including higher diesel, power and haulage costs. Capital expenditures totaled $44.6 million in the first half of 2021 and are expected to be approximately $100 million for the full year (down from previous guidance of $125 million), comprising $40 million of sustaining and $60 million of expansion capital.

The Company has been working on a revised geological model for the Rosebel and Saramacca deposits to support the completion of an updated mineral resource and reserve estimate to be released before the end of 2021 (see "Risk and Uncertainties - Mineral Reserves and Mineral Resources Estimates" in the Company's Q2 2021 Management Discussion and Analysis). Based on currently available information and given the negative impact of certain factors, it is expected that the total mineral resources estimate will decrease.

OUTLOOK

As previously disclosed on July 22, 2021, total attributable production guidance for 2021 has been reduced due to lower than expected actual production in the first half of 2021 from the Westwood and Rosebel mines and expected lower than previously guided output for the remainder of 2021 for the reasons noted above, partially offset by higher production at the Essakane mine in the first half of 2021. Total per-ounce costs guidance for 2021 has been increased mainly to reflect the lower attributable total production guidance and cost pressures experienced in the first half of the year, certain of which are expected to continue in the second half of 2021, along with a stronger Canadian dollar and euro. All-in sustaining costs per ounce sold are affected by the factors noted above and also reflects planned increased spending on sustaining capital investments in the second half of 2021.

	Actual YTD 2021	Updated Full Year Guidance 2021[1]	Previous Full Year Guidance 2021[2]
Essakane (000s oz)	208	390 - 400	365 - 390
Rosebel (000s oz)	72	140 - 160	220 - 245
Westwood (000s oz)	15	35 - 45	45 - 65
Total attributable production (000s oz)	295	565 - 605	630 - 700

Cost of sales[3] ($/oz sold)	$1,110	$1,155 - $1,190	$980 - $1,030
Cash costs[3,4] ($/oz sold)	$1,064	$1,115 - $1,150	$930 - $980
All-in sustaining costs[3,4] ($/oz sold)	$1,324	$1,395 - $1,435	$1,230 - $1,280
Depreciation expense ($ millions)	$143.7	$295 - $305	$295 - $305
Income taxes[5] ($ millions)	$28.4	$45 - $55	$45 - $55

1 The updated full year guidance is based on the following 2021 full year assumptions: average realized gold price of $1,745 per ounce, USDCAD exchange rate of 1.22, EURUSD exchange rate of 1.20 and average crude oil price of $65 per barrel.

2 The previous full year guidance was based on the following 2021 full year assumptions: average realized gold price of $1,750 per ounce, USDCAD exchange rate of 1.30, EURUSD exchange rate of 1.19 and average crude oil price of $47 per barrel.

3 Consists of Essakane, Rosebel and Westwood on an attributable basis of 90%, 95% and 100%, respectively.

4 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures".

5 Cash tax payments do not occur evenly by quarter, because payments reflect final payments in respect of the prior year and installments due at different prescribed times for different countries.

Capital Expenditures1

As previously disclosed, total capital expenditures for 2021 are expected to increase from approximately $710 million to $745 million, primarily as a result of expected capital expenditures increases at Côté Gold. Site capital expenditures estimates are expected to be lower at $260 million than the previously provided guidance of $295 million primarily due to an expected reduction in planned work at Essakane and Rosebel. Côté Gold's estimated 2021 capital expenditures are expected to increase from $355 million in the Company's previous 2021 guidance to approximately $430 million. Sustaining capital expenditures are expected to increase in the second half of 2021, compared to the first half, reflecting the timing of spend on major projects at Essakane and Rosebel, alongside increased development costs reflecting the resumption of underground operations at Westwood. Expansion capital expenditures are expected to increase in the second half of 2021, primarily reflecting construction progress at Côté Gold as well as increased expansionary stripping campaigns anticipated in the second half of the year at Essakane and Rosebel.

	Actual YTD 2021			Updated Full Year Guidance 2021
($ millions)	Sustaining[2]	Expansion[3]	Total	Sustaining[2]	Expansion[3]	Total
Essakane	$16.7	$33.1	$49.8	$45	$95	$140
Rosebel[4]	18.1	26.5	44.6	40	60	100
Westwood	2.5	1.8	4.3	15	5	20
	37.3	61.4	98.7	100	160	260
Côté Gold (70%)[4]	-	133.1	133.1	-	430	430
Boto Gold[4]	-	22.7	22.7	-	55	55
Corporate	0.3	-	0.3	-	-	-
Total[5],6,7 (±5%)	$37.6	$217.2	$254.8	$100	$645	$745

1 100% basis, unless otherwise stated.

2 Sustaining capital includes capitalized stripping at Essakane of (i) $nil in YTD 2021, and (ii) $nil for the updated full year 2021 guidance.

3 Expansion capital includes capitalized stripping of (i) $22.1 million for Essakane and $14.9 million for Rosebel in YTD 2021, and (ii) $70 million for Essakane and $30 million for Rosebel for the updated full year 2021 guidance, and (iii) $65 million for Essakane and $45 million for Rosebel for the previous full year 2021 guidance.

4 Rosebel includes Saramacca at 70%. In addition to approximately $430 million in capital expenditures estimated for Côté Gold, the Company expects to spend an additional $11 million in non-capital costs for total estimated 2021 project costs of approximately $441 million. Boto Gold capital expenditures were adjusted to $55 million from $60 million.

5 Includes $13 million of capitalized exploration and evaluation expenditures also included in the Exploration Outlook guidance table.

6 Capitalized borrowing costs are not included.

7 In addition to the above capital expenditures, $21 million in total principal lease payments are expected.

Exploration

In the first half of 2021, expenditures for exploration and project studies totaled $24.1 million of which $18.8 million was expensed and $5.3 million was capitalized. Full year 2021 guidance for exploration remains at $56 million.

Conference Call

A conference call will be held on Thursday, August 5, 2021 at 8:30 a.m. (Eastern Time) for a discussion with management regarding IAMGOLD's operating performance and financial results for the second quarter 2021. A webcast of the conference call will be available through IAMGOLD's website at www.iamgold.com.

Conference Call Information:

North America Toll-Free: 1-800-319-4610 or International number: 1-604-638-5340

A replay of this conference call will be available for one month following the call by dialing:

North America toll-free: 1-800-319-6413 or International number: 1-604-638-9010, passcode: 7235#.

____________________

End Notes (excluding tables)

1 This is a non-GAAP performance measure. See "Non-GAAP Performance Measures" and in the Company's second quarter Management Discussion and Analysis.

2 DART (days away, restricted, transferred duty) and TRI (total recordable injuries) incident frequency rates are per 200,000 hours worked.

3 Jantzi Social Index ("JSI"). The JSI is a socially screened market capitalization-weighted common stock index modeled on the S&P/TSX 60. It consists of companies which pass a set of broadly based environmental, social and governance rating criteria.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

All information included in this news release, including any information as to the Company's future financial or operating performance and other statements that express management's expectations or estimates of future performance, including statements in respect of the prospects and/or development of the Company's projects, other than statements of historical fact, constitutes forward-looking information or forward-looking statements within the meaning of applicable securities laws (collectively referred to herein as "forward-looking statements") and such forward-looking statements are based on expectations, estimates and projections as of the date of this news release. For example, forward-looking statements in this news release include, without limitation, those under the headings "Outlook", "Operations and Projects", "Financial Results and Financial Position" and "Company Updates" and include, but are not limited to, statements with respect to: construction costs and site expenditures; the impact of COVID-19 on the Company, including its operations, the project schedule for Côté Gold, key inputs, staffing and contractors; cost pressures, including diesel, power and haulage, the Company's guidance for production; cost of sales; cash costs; all-in sustaining costs; the timing and amount of estimated future production; costs of production; depreciation expense; effective tax rate; expected capital expenditures; operations outlook; the disclosure of an initial resource at Gosselin; the Company's expected decision with respect to its proposed future heap leach operation at Essakane; expected benefits from the operational improvements and de-risking strategies enacted by the Company; the Company's business recovery plan; the Company's plan to achieve net zero emissions; the resumption of strategic mine development activities; development and expansion projects; exploration; impairment assessments and estimates; the expected receipt of permits; permitting timelines; sale transactions; the future price of gold and other commodities; foreign exchange rates and currency fluctuations; requirements for additional capital; the Company's capital allocation; the estimation of mineral reserves and mineral resources; the realization of mineral reserve and mineral resource estimates; the construction of Côté Gold; and government regulation of mining operations. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans relating to the future. Forward-looking statements are generally identifiable by the use of words such as "may", "will", "should", "continue", "expect", "budget", "forecast", "anticipate", "estimate", "believe", "intend", "plan", "schedule", "guidance", "outlook", "potential", "transformational", "seek", "targets", "strategy", "superior" or "project" or the negative of these words or other variations on these words or comparable terminology.

The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including as described in this news release, including with respect to: the Company's present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; local and global economic conditions and the environment in which the Company will operate in the future; the price of gold, copper, silver and other key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company's projects.

Risks, uncertainties, contingencies and other factors that could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements include, without limitation: the Company's business strategies; political and legal risks; the ongoing impact of COVID-19 and its variants on the Company and its workforce, the availability of labour and contractors, key inputs for the Company and global supply chains; the volatility of the Company's securities; litigation; contests over title to properties, particularly title to undeveloped properties; mine closure and rehabilitation risks; management of certain of the Company's assets by other companies or joint venture partners; the lack of availability of insurance covering all of the risks associated with a mining company's operations; business risks, including pandemics, adverse environmental conditions and hazards; unexpected geological conditions; potential shareholder dilution; potential activist engagements; increasing competition in the mining sector; ability to successfully integrate acquired assets; the profitability of the Company being highly dependent on the condition and results of the mining industry as a whole, and the gold mining industry in particular; changes in the global prices for gold, copper, silver or certain other commodities (such as diesel and electricity); consolidation in the gold mining industry; legal, litigation, legislative, political or economic risks and new developments in the jurisdictions in which the Company carries on business; government actions taken in response to COVID-19, including new variants of COVID-19, and any worsening thereof; changes in taxes, including mining tax regimes; the failure to obtain in a timely manner from authorities key permits, authorizations or approvals necessary for exploration, development or operation, operating or technical difficulties in connection with mining or development activities, including geotechnical difficulties and major equipment failure, such as a conveyor belt breakdown; seismicity, such as the seismic event that occurred at Westwood mine on October 30, 2020; the inability to participate in any gold price increase above the cap in any collar transaction entered into in conjunction with a gold sale prepayment arrangement; the availability of capital; the level of liquidity and capital resources; access to capital markets and financing; the Company's level of indebtedness; the Company's ability to satisfy covenants under its credit facilities; movements in interest rates; adverse changes in the Company's credit rating; the Company's choices in capital allocation; effectiveness of the Company's ongoing cost containment efforts; the ability to execute on the Company's de-risking activities and measures to improve operations; risks related to third-party contractors, including reduced control over aspects of the Company's operations and /or the failure of contractors to perform; risks arising from holding derivative instruments; changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; capital and currency controls in foreign jurisdictions; assessment of carrying values for the Company's assets, including the ongoing potential for material impairment and/or write-downs of such assets; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; the fact that reserves and resources, expected metallurgical recoveries, capital and operating costs are estimates which may require revision; the presence of unfavourable content in ore deposits, including clay and coarse gold; inaccuracies in life of mine plans; failure to meet operational targets; equipment malfunctions; security risks, including civil unrest, war or terrorism; information systems security threats and cybersecurity; laws and regulations governing the protection of the environment; employee relations and labour disputes; the maintenance of tailings storage facilities and the potential for a major spill or failure of the tailings facilities due to uncontrollable events, such as extreme weather or seismic events; potential for failure of the hydrostatic plug at the Westwood mine; lack of reliable infrastructure, including access to roads, bridges, power sources and water supplies; physical and regulatory risks related to climate change; unpredictable weather patterns and challenging weather at mine sites, such as the unusual levels of rain at the Rosebel mine in 2021; attraction and retention of key employees and other qualified personnel; availability and increasing costs associated with mining inputs and labour, negotiations with respect to new, reasonable collective labour agreements may not be agreed to; the availability of qualified contractors and the ability of contractors to timely complete projects on acceptable terms; the relationship with the communities surrounding the Company's operations and projects; indigenous rights or claims; illegal mining; the potential direct or indirect operational impacts resulting from external factors, including infectious diseases or pandemics, such as the COVID-19 outbreak, or adverse weather conditions; and the inherent risks involved in the exploration, development and mining business generally. Please see the Company's AIF or Form 40-F available on www.sedar.com or www.sec.gov/edgar.shtml for a comprehensive discussion of the risks faced by the Company and which may cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by forward-looking statements.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as required by applicable law.

NON-GAAP PERFORMANCE MEASURES

IAMGOLD uses certain non-GAAP financial performance measures in this news release, which are described in the following section.

Cash costs ("CC") per ounce sold and all-in sustaining costs ("AISC") per ounce sold, on an attributable basis, are non-GAAP performance measures. Cash costs include mine site operating costs such as mining, processing, administration, royalties, production taxes, and realized derivative gains or losses, exclusive of depreciation, reclamation, capital expenditures and exploration and evaluation costs. AISC include cost of sales, excluding depreciation expense, and includes sustaining capital expenditures which are required to maintain existing operations, sustaining exploration and evaluation expenses, sustaining lease principal payments, environmental rehabilitation accretion and depreciation, by-product credits, and corporate general and administrative costs. These costs are then divided by the Company's attributable ounces of gold sold by mine sites in commercial production to arrive at CC and AISC per ounce sold. The Company believes that the use of CC and AISC per ounce sold metrics will assist analysts, investors and other stakeholders of the Company in assessing its operating performance and its ability to generate free cash flow. CC and AISC per ounce sold are intended to provide additional information only and do not have any standardized meaning prescribed by IFRS, and are unlikely to be comparable to similar measures presented by other issuers, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Although the World Gold Council defined an all-in sustaining costs measure in 2013, it is not a regulatory organization, and other companies may calculate this measure differently. These measures are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

Qualified Person Information

The technical information relating to exploration activities disclosed in this news release was prepared under the supervision of, and reviewed and verified by, Craig MacDougall, P.Geo., Executive Vice President, Growth, IAMGOLD. Mr. MacDougall is a Qualified Person (a "QP") as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). Mr. MacDougall has read and approved the technical disclosure in this news release.

About IAMGOLD

IAMGOLD is a mid-tier gold mining company operating in three regions globally: North America, South America and West Africa. Within these regions the Company is developing high potential mining districts that encompass operating mines, construction, development, and exploration projects. The Company's operating mines include Westwood in Canada, Rosebel (including Saramacca) in Suriname and Essakane in Burkina Faso. A solid base of strategic assets is complemented by the Côté Gold construction project in Canada, the Boto Gold development project in Senegal, as well as greenfield and brownfield exploration projects in various countries located in the Americas and West Africa.

IAMGOLD employs approximately 5,000 people. IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices, including its commitment to Zero Harm®, in every aspect of its business. IAMGOLD (www.iamgold.com) is listed on the New York Stock Exchange (NYSE:IAG) and the Toronto Stock Exchange (TSX:IMG) and is one of the companies on the JSI index3.

For further information please contact:

Indi Gopinathan, VP, Investor Relations & Corporate Communications, IAMGOLD Corporation

Tel: (416) 360-4743  Mobile: (416) 388-6883

Philip Rabenok, Manager, Investor Relations, IAMGOLD Corporation

Tel: (416) 933-5783  Mobile: (647) 967-9942

Toll-free: 1-888-464-9999  info@iamgold.com

Please note:

This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through Newsfile's website at www.newsfilecorp.com. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué de presse, veuillez consulter le https://www.iamgold.com/French/accueil/default.aspx.